As filed with the Securities and Exchange Commission on May 15, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Alternative Investment Partners Absolute Return Fund

(Name of Subject Company (Issuer))

Alternative Investment Partners Absolute Return Fund

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Amy Doberman, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(800) 869-6397

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filiing Fee
$110,453,153 (a)	$3,390.91	(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,390.91

Form or Registration No.: Schedule TO

Filing Party: Alternative Investment Partners Absolute Return Fund

Date Filed: October 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transactions subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 16, 2007 (the “Statement Filing Date”) by Alternative Investment Partners Absolute Return Fund (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 15% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on November 16, 2007 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on November 30, 2007 (the “Expiration Date”).

2. Certain Shareholders validly tendered all or some of their respective Shares (as designated by such Shareholders) as $15,037,943 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of December 31, 2007 (the “Valuation Date”).

4. The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively given on December 3, 2007 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about January 24, 2008 to the tendering Shareholders a total of $11,108,186, representing more than 97% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. The promissory note issued to a Shareholder also entitles such Shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such Shareholder and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

By:	/s/ Ronald E. Robison
Name: Ronald E. Robison Title: President

Dated: May 15, 2008